FOR IMMEDIATE RELEASE        Contact - Guy T. Marcus
May 15, 1995                           Vice President-Inv. Rel.
                                       (214) 978-2691


    HALLIBURTON PLANS DISPOSITION OF NUS TRAINING CORPORATION

     DALLAS, Texas -- Halliburton Company (NYSE: HAL) announced today that it has retained Smith Barney Inc. to assist it in the disposition of its training products and services company, NUS Training Corporation. NUS Training Corporation is currently part of Brown & Root, Inc., a wholly-owned subsidiary of Halliburton.

     NUS Training Corporation is an industry leader in producing state-of-the-art training products and services in the technical skills training field. Their services and products are focused on interactive videodisc and CD-ROM technologies. During the fiscal year ended December 31, 1994, NUS Training Corporation reported revenues of approximately $20 million.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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